Ex99.51
ROUTEMASTER  CAPITAL INC.
NOTICE OF ANNUAL AND SPECIAL MEETING OF COMMON SHAREHOLDERS

You are invited to the 2020 annual and special meeting (the “Meeting”) of common shareholders (the “Shareholders”) of Routemaster Capital Inc. (the “Corporation”)

When:   Friday, February 26, 2021 at 10:00 a.m. (Toronto time)
Where:  65 Queen Street West, 9th floor, Toronto, Ontario, M5H  2M5

The purpose of the Meeting is as  follows:

1.
Financial Statements. Receive and consider the audited consolidated financial statements as at and for the fiscal year ended December 31, 2019, together with the report of the auditor thereon, and the unaudited interim financial statements as at and for the nine-month period ended September 30, 2020;

2.	Auditor Appointment. Appoint McGovern Hurley LLP as auditor of the Corporation;

3.	Elect Directors. Consider and elect the directors for the ensuing year;

4.	Stock Option Plan. Consider and re-approve the Corporation’s rolling stock option plan. (the “Stock Option Plan”)

5.	Name Change. Consider and approve the Corporation’s name change to “DeFi Technologies Inc.” and

6.	Other Business. Consider other business as may properly come before the Meeting or any postponement(s) or adjournment(s) thereof.

The details of all matters proposed to be put before the Shareholders at the Meeting are set forthin the management information circular ( the”Circular”) accompanying this Notice of Meeting.  At the Meeting, Shareholders will be asked to approve each of the foregoing items.

The board of directors of the Corporation unanimously recommends that the Shareholders vote FOR each of the appointment of McGovern Hurley LLP as auditor of the Corporation, the election of the directors of the Corporation for the ensuing year and the re-approval of the Stock Option Plan.

Each Common Share will entitle the holder thereof to one (1) vote at the Meeting.

The directors of the Corporation have fixed the close of business on January 25, 2021 as the record date, being the date for the determination of the registered Shareholders entitled to notice and to vote at the Meeting and any adjournments(s) or postponement(s) thereof.

AS A RESULT OF THE GOVERNMENTAL PROHIBITION AGAINST GROUP GATHERINGS AND TO HELP REDUCE THE SPEAD OF COVID-19, ONLY REGISTERED SHAREHOLDERS AND/OR THEIR APPOINTEES MAY ATTEND THE MEETING IN PERSON. IN ADDITION, WE STRONGLY ENCOURAGE ALL SHAREHOLDERS TO NOT ATTEND THE MEETING IN PERSON AND TO VOTE THEIR SHARES BY COMPLETING AND RETURNING THE ENCLOSED  FORM  OF  PROXY,  AS  DESCRIBED BELOW.

Shareholders and/or their appointees may participate in the Meeting by way of conference call however     votes     cannot     be     cast     on     the     conference     call.     Please     register at  https://us02web.zoom.us/meeting/register/tZwrdeyhqzopE9UO7uAFWAwnk16gVNhvBFR9 to receive conference call details. Electronic copies of the Meeting materials may be obtained under the Corporation’s profile on www.SEDAR.com.

Proxies are being solicited by  management  of  the Corporation. A  form  of  proxy for  the Meeting accompanies this notice (the “Proxy”). Shareholders who are entitled to vote at the meeting may vote either in person or by Proxy. Shareholders who are unable to be present in person at the Meeting are requested to complete, execute and deliver the enclosed Proxy to the Corporation’s registrar and transfer agent, TSX Trust, Suite 301, 100 Adelaide Street West, Toronto, Ontario M5H 4H1 by no later than 10:00 a.m. (Toronto time) on February 24, 2021, or if the Meeting is adjourned or postponed, by no later than 48 hours prior to the time of such reconvened meeting (excluding Saturdays, Sundays and holidays). The Chairman of the Meeting may waive or extend the time limit for the deposit of Proxies. Beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary should follow the instructions provided by their broker, custodian, nominee or other intermediary in order to vote their Common Shares.

Registered holders of the potash stream preferred shares of the Corporation are hereby provided with notice of, and are entitled to attend, the Meeting and be heard at such Meeting.

DATED at Toronto, Ontario as of the 29th day of January, 2021

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Daniyal Baizak”
President and Chief Executive Officer

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